                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)


                         CANDLEWOOD HOTEL COMPANY, INC.
                               ------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                           ---------------------------
                         (Title of Class of Securities)


                                    000102280
                                 ---------------
                                 (CUSIP Number)


                                 Jack P. DeBoer
                             Chief Executive Officer
                              Lakepoint Office Park
                                9342 East Central
                              Wichita, Kansas 67206
                                 (316) 631-1300
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Charles K. Ruck, Esq.
                                Latham & Watkins
                              650 Town Center Drive
                                 Twentieth Floor
                        Costa Mesa, California 92626-1925

                               September 22, 1997
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [X]

                               Page 1 of 29 Pages
                           Exhibit Index is on Page 17

                                  SCHEDULE 13D
------------------------                                      ------------------
CUSIP NO.      000102280                                      PAGE 2 OF 29 PAGES
------------------------                                      ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DOUBLETREE CORPORATION
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [X]
                                                                       (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     2,587,500 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
                 ---------------------------------------------------------------
  Number of       8  SHARED VOTING POWER
    Shares
 Beneficially        12,012,505 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By      ---------------------------------------------------------------
     Each         9  SOLE DISPOSITIVE POWER
  Reporting
    Person           2,587,500 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
     With        ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                      ------------------
CUSIP NO.      000102280                                      PAGE 3 OF 29 PAGES
------------------------                                      ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WARREN D. FIX, ON BEHALF OF HIMSELF, AND AS THE GENERAL PARTNER OF THE WARREN D. FIX FAMILY PARTNERSHIP, L.P. AND AS TRUSTEE FOR THE WARREN D. FIX DEFINED BENEFIT PLAN TRUST DATED JANUARY 1, 1989
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [X]
                                                                       (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     414,400 SHARES OF COMMON STOCK(SEE ITEMS 2 - 5)
                 ---------------------------------------------------------------
  Number of       8  SHARED VOTING POWER
    Shares
 Beneficially        12,012,505 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By      ---------------------------------------------------------------
     Each         9  SOLE DISPOSITIVE POWER
  Reporting
    Person           414,440 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
     With        ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                      ------------------
CUSIP NO.      000102280                                      PAGE 4 OF 29 PAGES
------------------------                                      ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WARREN D. FIX FAMILY PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [X]
                                                                       (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       KANSAS
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     388,125 SHARE OF COMMON STOCK (SEE ITEMS 2 - 5)
                 ---------------------------------------------------------------
  Number of       8  SHARED VOTING POWER
    Shares
 Beneficially        12,012,505 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By      ---------------------------------------------------------------
     Each         9  SOLE DISPOSITIVE POWER
  Reporting
    Person           388,125 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
     With        ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                      ------------------
CUSIP NO.      000102280                                      PAGE 5 OF 29 PAGES
------------------------                                      ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JACK P. DE BOER
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [X]
                                                                       (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     2,189,812 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
                 ---------------------------------------------------------------
  Number of       8  SHARED VOTING POWER
    Shares
 Beneficially        12,012,505 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By      ---------------------------------------------------------------
     Each         9  SOLE DISPOSITIVE POWER
  Reporting
    Person           2,189,812 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
     With        ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                      ------------------
CUSIP NO.      000102280                                      PAGE 6 OF 29 PAGES
------------------------                                      ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       SKYLER SCOTT DE BOER, CO-TRUSTEE OF THE ALEXANDER JOHN DE BOER TRUST DATED MARCH 14, 1995, CO-TRUSTEE OF THE CHRISTOPHER SCOTT DE BOER TRUST DATED MARCH 14, 1995
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
                 ---------------------------------------------------------------
  Number of       8  SHARED VOTING POWER
    Shares
 Beneficially        12,012,505 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By      ---------------------------------------------------------------
     Each         9  SOLE DISPOSITIVE POWER
  Reporting
    Person           0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
     With        ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     94,726 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                      ------------------
CUSIP NO.      000102280                                      PAGE 7 OF 29 PAGES
------------------------                                      ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       LYNN A. DE BOER, CO-TRUSTEE OF THE ALEXANADER JOHN DE BOER TRUST DATED MARCH 14, 1995, CO-TRUSTEE OF THE CHRISTOPHER SCOTT DE BOER TRUST DATED MARCH 14, 1995
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
                 ---------------------------------------------------------------
  Number of       8  SHARED VOTING POWER
    Shares
 Beneficially        12,012,505 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By      ---------------------------------------------------------------
     Each         9  SOLE DISPOSITIVE POWER
  Reporting
    Person           0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
     With        ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     94,726 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         The title of the classes of equity securities to which this Schedule 13D relates are Common Stock, par value $0.01 per share (the "Common Shares"), and Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of Candlewood Hotel Company, Inc., a Delaware corporation (the "Company"). The address of the Company is 9342 East Central, Wichita, Kansas 67206.

         The entities identified in the first paragraph of the response to Item 2 have entered into a Joint Filing Agreement, dated April 30, 1998, a copy of which is attached hereto as Exhibit 1.

Item 2.  Identity and Background.

         This Schedule 13D is filed by (i) Doubletree Corporation, a Delaware corporation ("Doubletree"), (ii) Warren D. Fix ("Fix") on behalf of himself and as the General Partner of the Fix Partnership (as defined below), and as Trustee for the Warren D. Fix Defined Benefit Plan Trust dated January 1, 1989, (iii) the Warren D. Fix Family Partnership, L.P., a Kansas limited partnership (the "Fix Partnership"), (iv) Jack P. DeBoer ("DeBoer"), (v) Skyler Scott DeBoer as Co-Trustee of the Alexander John DeBoer Trust dated March 14, 1995 (the "Alexander Trust"), and as Co-Trustee of the Christopher Scott DeBoer Trust dated March 14, 1995 (the "Christopher Trust"), and (vi) Lynn A. DeBoer as Co-Trustee of the Alexander Trust and as Co-Trustee of the Christopher Trust (collectively, the "Reporting Persons"). (Fix and DeBoer are collectively referred to herein as the "Reporting Preferred Holders," while the remaining Reporting Persons are collectively referred to herein as the "Other Reporting Holders".)

         This Schedule 13D is filed by the Reporting Persons to report (i) the execution of and agreement to be bound by the Stockholders Agreement dated September 22, 1997 by and among the Reporting Persons, the Company and the parties listed on Schedule III (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit 2, and (ii) the acquisition by the Reporting Preferred Holders of Preferred Shares on October 3, 1997. This Schedule 13D replaces the Schedule 13G filed by the Reporting Persons on February 14, 1997.

         (a)-(c), (f) Schedule I attached hereto and incorporated herein by reference herein lists the name, state or other place of organization, principal business and the address of the principal office for each corporation, general partnership or limited partnership that is a Reporting Person and, for each natural person, lists the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of such person.

         Schedule II attached hereto and incorporated herein by reference herein is a list of each corporation or person that controls a Reporting Person, and lists the name, state or other place of organization, principal business and the address of the principal office for each such corporation. Schedule II also lists the directors and executive officers of each Reporting Person that is a corporation and of each such controlling corporation and lists all natural persons that are general partners of any Reporting Person and contains the following information with respect to each such director, executive officer and general partner: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

         (d) and (e). During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any other person named in this Item 2 or on Schedule II has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Preferred Holders file this Schedule 13D both to report their execution and delivery of the Stockholders Agreement and to report their acquisition of Preferred Shares. On October 3, 1997, DeBoer used personal funds in the amount of $1,000,000 to purchase 1,000 Preferred Shares (convertible into 105,263 Common Shares). On October 3, 1997, Fix used personal funds in the amount of $250,000 to purchase 250 Preferred Shares (convertible into 26,315 Common Shares) that were issued in the name of Fix as Trustee for the Warren D. Fix Defined Benefit Plan Trust dated January 1, 1989.

         The Other Reporting Holders did not participate in the Preferred Stock Offering (as defined in Item 4 hereof) and did not acquire any Preferred Shares. As a result, the Other Reporting Holders file this Schedule 13D only to report their execution and delivery of the Stockholders Agreement. Although all of the parties to the Stockholders Agreement may constitute a group for Section 13(d) purposes, this Schedule 13D is filed only by the Reporting Persons.

Item 4.  Purpose of Transaction.

         On September 23, 1997 and October 3, 1997, the Company sold an aggregate of 65,000 shares of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock Offering") to DeBoer, Fix, and the parties listed on
Schedule III (collectively the "Preferred Holders") for a purchase price per share of $1,000 and an aggregate purchase price of $65 million. The Company has expressed its intent to use the proceeds from the Preferred Stock Offering to fund the Company's national expansion of Candlewood hotels primarily through the development of Company-owned Candlewood hotels, and to a lesser extent through Company investment in the development of Candlewood hotels by its franchisees.

         Each Preferred Share is convertible into Common Shares at an initial ratio of approximately 105.26316 Common Shares per Preferred Share, subject to adjustment in the event of certain issuances of Common Shares, options, rights or convertible securities, or certain dividends, distributions, reclassifications, mergers, sales, consolidations, or other reorganizations. The holders of Preferred Shares vote, on an as converted basis, with the holders of Common Shares, as a single class, on all matters submitted to the Company's stockholders for approval. The outstanding Preferred Shares currently represent a total of 6,842,105 Common Shares on as-converted basis, or 43.2% of the voting power of the Company. (See Item 5.) In addition, the holders of Preferred Shares have separate class voting rights with respect to certain transactions as enumerated in the Company's Certificate Of Designations, Preferences And Relative, Participating, Optional And Other Special Rights Of Preferred Stock And Qualifications, Limitations And Restrictions Thereof filed September 22, 1997 with the office of the Secretary of State for the State of Delaware (the "Certificate of Designation") and attached hereto as Exhibit 3.

         In connection with the Preferred Stock Offering, the authorized number of members of the Company's Board of Directors (the "Board") was changed from seven to ten. The Stockholders Agreement provides that, subject to certain conditions described below and so long as each entity holds at least 20% of the Preferred Shares that it originally purchased, Olympus Growth Fund II, L.P. ("Olympus"), Desai Capital Management, Inc. ("Desai") and Pecks Management Partners Ltd. ("Pecks") (collectively, the "Purchaser Group") are each entitled to designate a single individual for nomination to stand for election to the Board (for a total of three director nominees selected by the Purchaser Group). The Stockholders Agreement also provides that, subject to certain conditions described below, Doubletree (or a permitted transferee) shall be entitled to designate two individuals for nomination to stand for election to the Board, and DeBoer, the Christopher Trust, the Alexander Trust and Fix (collectively, the "DeBoer/Fix Holders") (or a permitted transferee) are entitled to collectively designate two individuals for nomination to stand for election to the Board. The Stockholders Agreement permits, subject to certain conditions described below, Doubletree together with the DeBoer/Fix Holders to designate the remaining independent directors for nomination to stand for election to the Board and to designate the president of the Company for appointment by the Board. Each of the parties to the Stockholders Agreement have agreed to vote all of its shares in favor of the individuals nominated to the Board by the other parties to the Stockholders Agreement. Finally, pursuant to the Stockholders Agreement, the Christopher Trust, the Alexander Trust and the Fix Partnership granted DeBoer an irrevocable proxy to vote their respective shares in certain circumstances.

         Except as set forth above with respect to their agreement to vote their shares in favor of the designated nominees to the Board, the parties to the Stockholders Agreement retain voting power as to all other matters that may be subject to the vote of stockholders from time to time.

         The rights and obligations of any of Preferred Holder under the Stockholders Agreement shall terminate (a) upon failure of all Preferred Holders to collectively hold, beneficially or of record, at least 20% of the Preferred Shares or Common Share equivalents (a "Termination") or (b) on the date that the Common Shares resulting from the conversion of Preferred Shares into Common Shares have been sold as permitted under the Stockholders Agreement. In addition, the rights and obligations of any of Olympus, Desai or Pecks under the Stockholders Agreement terminate if such entity holds, beneficially or of record, less than 20% of the Preferred Shares or Common Share equivalents purchased by such entity in the Preferred Stock Offering. The rights and obligations of Doubletree and the DeBoer/Fix Holders under the

Stockholders Agreement as to their Common Shares terminate upon both the failure of such holders or their permitted transferees, collectively, to hold, beneficially or of record, at least 20% of the outstanding voting interests of the Company, and the Termination.

         Pursuant to the terms of the Stockholders Agreement and following the Preferred Stock Offering, Robert J. Cresci (as nominee of Pecks), Robert S. Morris (as nominee of Olympus) and Frank J. Pados, Jr. (as nominee of Desai) were elected to serve as directors, joining DeBoer and Fix (as nominees of the DeBoer/Fix Holders), Richard J. Ferris and Peter V. Ueberroth (as nominees of Doubletree), and Tony M. Salazar and Gary E. Costly (as nominees of Doubletree and the DeBoer/Fix Holders). Additionally, following the resignation of Mr. Ueberroth in October 1997 and under the terms of the Stockholders Agreement, William L. Perocchi (as a nominee of Doubletree) was appointed to serve as a director. There are currently nine directors on the Board with one vacancy. Doubletree and the DeBoer/Fix Holders are entitled to nominate the person to fill this vacancy. James E. Roos, as designee of Doubletree and the DeBoer/Fix Holders, serves as president of the Company.

         Pursuant to the Certificate of Designation, the Preferred Holders are entitled, upon the failure of the Company to redeem the Preferred Shares in accordance with the mandatory redemption provisions of the Certificate of Designation, to receive warrants to purchase additional Common Shares upon terms and conditions stated in the Form of Warrant attached hereto as Exhibit 4. In addition, if the Company grants, issues or sells any rights or options to purchase stock, warrants or other property ("Purchase Rights") pro rata to the holders of Common Shares, the Preferred Holders are entitled to a right at their option, either to have the conversion price of their Preferred Shares adjusted or to acquire such Purchase Rights as they could have acquired if they held the number of Common Shares issuable upon conversion of Preferred Shares held by them immediately prior to the time the Company granted, issued or sold such Purchase Rights.

         Other than as described herein, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Company.

         (a) The following table sets forth as of April 15, 1998 the name of each Reporting Person, the aggregate number of Common Shares beneficially owned by each such Reporting Person, and the percentage of the Common Shares beneficially owned by each such Reporting Person, in each case after giving effect to the conversion of the Company's Preferred Shares into Common Shares.

                                                    PERCENT OF       EQUITY       PERCENTAGE OF
                                       EQUITY         EQUITY       SECURITIES   EQUITY-SECURITIES
                                     SECURITIES     SECURITIES    BENEFICIALLY    BENEFICIALLY
                                    BENEFICIALLY   BENEFICIALLY       OWNED           OWNED
                                       OWNED           OWNED        INCLUDING       INCLUDING
  REPORTING PERSON                   EXCLUDING       EXCLUDING      OWNERSHIP       OWNERSHIP
                                   OWNERSHIP VIA     OWNERSHIP         VIA             VIA
                                    STOCKHOLDERS        VIA       STOCKHOLDERS     STOCKHOLDERS
                                     AGREEMENT     STOCKHOLDERS    AGREEMENT        AGREEMENT
                                      (1)(2)(3)   AGREEMENT(1)(2)  (1)(3)(4)        (1)(4)
                                   -------------- --------------- ------------   ----------------
Doubletree Corporation               2,587,500         16.3%       12,012,505        75.4%

Warren D. Fix Family                   388,125          2.5%       12,012,505        75.4%
  Partnership, L.P.

Warren D. Fix, on behalf of            426,941          2.7%       12,012,505        75.4%
  himself and as the General
  Partner of the Warren D. Fix
  Family Partnership, L.P. and
  as Trustee for the Warren D.
  Fix Defined Benefit Plan Trust
  dated 1/1/89(5)

Jack P. DeBoer (6)                   2,189,812         13.80%      12,012,505        75.4%

Skyler Scott DeBoer (7),                94,726              *      12,012,505        75.4%
  Co-Trustee of the Alexander
  Trust and Co-Trustee of the
  Christopher Trust

Lynn A. DeBoer (7), Co-Trustee          94,726              *      12,012,505        75.4%
  of the Christopher Trust and
  Co-Trustee of the Alexander
  Trust

------------------
*    Indicates less than 1%.

(1) Gives effect to the conversion of the Company's Preferred Shares into Common Shares. After giving effect to such conversion, the total number of outstanding Common Shares is 15,867,105.

(2) Excludes all securities that the Reporting Person may be deemed to beneficially own solely through its execution of the Stockholders Agreement.

(3)  Includes options exercisable within 60 days of April 15, 1998.

(4) Includes all securities that the Reporting Person may be deemed to beneficially own solely through its execution of the Stockholders Agreement. Each Reporting Person is a party to the Stockholders Agreement and therefore may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of all equity securities of the Company beneficially owned by all other parties to the Stockholders Agreement. The Reporting Persons are unaware of all of the holdings of the parties to the Stockholders Agreement that are not Reporting Persons and have thus included only the Preferred Shares issued to such other parties in the Preferred Stock Offering. The Reporting Persons disclaim beneficial ownership of the listed shares except to the extent that they have a pecuniary interest therein.

(5) Includes 388,125 Common Shares that Fix may be deemed to beneficially own as the General Partner of the Fix Partnership. Includes 26,316 Common Shares (250 shares of Preferred Stock on an as-converted basis) held as Trustee for the Warren D. Fix Defined Benefit Plan Trust dated January 1, 1989. Includes 12,500 Common Shares subject to options exercisable in 60 days following April 15, 1998. Fix disclaims beneficial ownership of the listed shares except to the extent he has a pecuniary interest therein.

(6) Includes 2,083,049 Common Shares beneficially owned directly by DeBoer, and 105,263 Common Shares which represent 1,000 Preferred Shares beneficially owned directly by DeBoer on an as-converted basis. Includes 1,500 Common Shares owned by DeBoer's wife. Excludes shares subject to proxy granted to DeBoer by Fix and the Christopher Trust and Alexander Trust in the Stockholders Agreement.

(7) Includes 2,250 Common Shares held by Skyler Scott DeBoer, Lynn A. DeBoer's husband. Skyler Scott DeBoer and Lynn A. DeBoer have shared voting and dispositive power as to the 46,238 Common Shares held in the Christopher Trust and the 46,238 Common Shares held in the Alexander Trust.

         (b) See the response to Items 5(a) above, and numbers 7-11 and 13 set forth on the cover pages hereto, for information with respect to each Reporting Person regarding the number of equity securities of the Company to which this
Schedule 13D relates as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct disposition or shared power to dispose or to direct the disposition.

         With respect to the responses to Items 7 and 8 set forth on the cover pages hereto, the Reporting Persons have assumed that each Reporting Person has sole power to vote the equity securities of the Company directly owned by such Reporting Person, but shared power to vote the Equity Securities beneficially owned by each of the other Reporting Persons as a result of the terms of the Stockholders Agreement.

         Except as described in Item 4 with respect to their agreement to vote their shares in favor of the designated nominees to the Board of Directors, the parties to the Stockholders Agreement retain voting power as to all other matters that may be subject to the vote of stockholders from time to time.

         (c) Schedule IV attached hereto sets forth all transactions in the Company's equity securities effected by or for the account of any of the Reporting Persons or the persons set forth on Schedule II during the past 60 days.

         (d) No person other than the Reporting Persons, the limited partners of the Fix Partnership or the beneficiaries of the Alexander Trust and the Christopher Trust is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares owned by such Reporting Person. The limited partners of the Fix Partnership have the right to receive and the power to direct the receipt of dividends from and the proceeds from the sale of Common Shares owned by the Fix Partnership. The beneficiaries of the Alexander Trust and the Christopher Trust have the right to receive and the power to direct the receipt of dividends from and the proceeds from the sale of Common Shares owned by the respective trusts under certain circumstances.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         The Reporting Persons have filed this Schedule 13D to report the execution and delivery of the Stockholders Agreement, pursuant to which the members of the Reporting Group have agreed, among other things, to vote the equity securities of the Company held by them for the nominees for the Board of the other parties to the Stockholders Agreement in accordance with the terms and upon the conditions set forth therein. As a result of their agreement to act together for the purpose of voting the equity securities of the Company in accordance with the terms of the Stockholders Agreement, each Reporting Person is deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of the date of the Stockholders Agreement, of all equity securities of the Company beneficially owned by each Reporting Person. Accordingly, each of the Reporting Persons has filed this Schedule 13D to report the "acquisition" of beneficial ownership of more than five percent of the equity securities of the Company to which this
Schedule 13D relates. However, each Reporting Person disclaims beneficial ownership of the equity securities of every other party to the Stockholders Agreement except to the extent that the Reporting Person has a pecuniary interest therein.

         The Stockholders Agreement replaces in its entirety that certain Stockholders Agreement dated September 30, 1996 described in the Schedule 13G filed on February 14, 1997 by the Reporting Persons.

         Additionally, the Company, the Reporting Persons and the other Preferred Holders have entered into a Registration Rights Agreement dated September 22, 1997 (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit 5. The Registration Rights Agreement terminates that certain Incorporation and Registration Rights Agreement dated September 1, 1996 among the Company, Doubletree, DeBoer and the Fix Partnership. Pursuant to the terms of the Registration Rights Agreement, the Reporting Persons have two demand registration rights under which they may require (subject to certain limitations) the Company to register under the Securities Act of 1933, as amended, certain Common Shares owed by the parties. The Company is not required to file a registration statement upon exercise of these demand registration rights within 180 days following any underwritten public offering of Common Shares or securities, convertible into or exercisable or exchangeable for Common Shares. The Company is also obligated to allow the parties to participate in underwritten offerings originated by the Company, subject to certain limitations. All expenses of any registration relating to securities as provided in the Registration Rights Agreement (other than underwriting discounts and commissions and fees and expenses of counsel for selling stockholders) are to be borne by the Company.

         The Certificate of Designation provides the holders of Preferred Shares with certain rights described above in Items 1-4 above.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement dated as of April 30, 1998.

         Exhibit 2. Stockholders Agreement dated September 22, 1997.

         Exhibit 3. Certificate of Designation filed September 22, 1997.

         Exhibit 4. Warrant Form.

         Exhibit 5. Registration Rights Agreement dated September 22, 1997.


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1998                DOUBLETREE CORPORATION


                                      By:    /s/  RALPH B. LAKE
                                          --------------------------------
                                          Name:  Ralph B. Lake
                                          Title: Executive Vice President,
                                                 General Counsel and Secretary


                                      WARREN D. FIX FAMILY PARTNERSHIP, L.P.


                                      By:    /s/  WARREN D. FIX
                                          --------------------------------------
                                          Name:  Warren D. Fix
                                          Title: General Partner


                                      WARREN D. FIX, for himself and on behalf of the WARREN D. FIX DEFINED BENEFIT PLAN TRUST DATED JANUARY 1, 1989


                                      /s/  WARREN D. FIX
                                      ------------------------------------------
                                      Name:  Warren D. Fix


                                      /s/  JACK P. DEBOER
                                      ------------------------------------------
                                      JACK P. DeBOER

                                      THE ALEXANDER JOHN DeBOER TRUST DATED
                                      MARCH 14, 1995


                                      By:       /s/  SKYLER SCOTT DEBOER
                                          --------------------------------------
                                      Name:  Skyler Scott DeBoer, Co-Trustee


                                      By:       /s/ LYNN A. DEBOER
                                          --------------------------------------
                                      Name:  Lynn A. DeBoer, Co-Trustee


                                      THE CHRISTOPHER SCOTT DeBOER TRUST DATED
                                      MARCH 14, 1995


                                      By:       /s/ SKYLER SCOTT DEBOER
                                          --------------------------------------
                                      Name:  Skyler Scott DeBoer, Co-Trustee


                                      By:       /s/ LYNN A. DEBOER
                                          --------------------------------------
                                      Name:  Lynn A. DeBoer, Co-Trustee

                                  EXHIBIT INDEX

                                                                     PAGE NUMBER
                                                                     -----------

Exhibit 1.      Joint Filing Agreement dated as of April 30, 1998.

Exhibit 2.      Stockholders Agreement dated September 22, 1997.

Exhibit 3.      Certificate of Designation filed September 22, 1997.

Exhibit 4.      Warrant Form.

Exhibit 5.      Registration Rights Agreement.

                                   SCHEDULE I
                                REPORTING PERSONS

Name:                        Doubletree Corporation
State of Organization:       Delaware
Address of Principal Office: 755 Crossover Lane, Memphis, TN 38117
Office:
Principal Business:          Hotel Company


Name:                        Warren D. Fix Family Partnership, L.P.
State of Organization:       Kansas
Address of Principal Office: Lakepoint Office Park, 9342 East Central, Wichita, Kansas 67206
Principal Business:          Investment


Name:                        Skyler Scott DeBoer, Co-Trustee of the Alexander Trust and
                             Co-Trustee of the Christopher Trust
Business Address:            2730 Snowmass Creek Road, Snowmass Village, CO  81654
Occupation:                  Owner
Name, Address and
Principal Business of
Employer:                    Rocky Mountain Wetland, 2730 Snowmass Creek Road, Snowmass
                             Village, CO  81654, Ecology Business
Citizenship:                 United States


Name:                        Lynn A. DeBoer, Co-Trustee of the Christopher Trust and
                             Co-Trustee of the Alexander Trust
Business Address:            2730 Snowmass Creek Road, Snowmass Village, CO  81654
Occupation:                  Homemaker
Name, Address and
Principal Business of
Employer:                    N/A
Citizenship:                 United States


Name:                        Jack P. DeBoer
Business Address:            Lakepoint Office Park, 9342 East Central, Wichita, Kansas  67206
Occupation:                  Chief Executive Officer and Director of the Company
Name, Address and
Principal Business of
Employer:                    Candlewood Hotel Company, Inc., Hotel/Lodging business,
                             Lakepoint Office Park, 9342 East Central, Wichita, Kansas  67206
Citizenship:                 United States

                                   SCHEDULE I
                                REPORTING PERSONS

Name:                        Warren D. Fix
Business Address:            Lakepoint Office Park, 9342 East Central, Wichita, Kansas  67206
Occupation:                  Executive Vice President, Chief Financial Officer and Secretary
Name, Address and
Principal Business of
Employer:                    Candlewood Hotel Company, Inc., Hotel/Lodging business,
                             Lakepoint Office Park, 9342 East Central, Wichita, Kansas  67206
Citizenship:                 United States

                                   SCHEDULE II
                             DIRECTORS AND OFFICERS
                            OF EACH REPORTING PERSON
                              THAT IS A CORPORATION
                       OR A GENERAL OR LIMITED PARTNERSHIP
                         AND OF EACH PERSON CONTROLLING
                               A REPORTING PERSON


Name:                         Promus Hotel Corporation (owner of Doubletree Corporation)
State of Organization:        Delaware
Address of Principal Office:  755 Crossover Lane, Memphis, TN  38117
Principal Business:           Hotel Company


OFFICERS OF DOUBLETREE CORPORATION AND PROMUS HOTEL CORPORATION (OWNER OF
DOUBLETREE CORPORATION):

Name:                         James T. Harvey
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   Senior Vice President and Chief Information Officer of Promus
                              Hotel Corporation ("Promus") and Doubletree Corporation
                              ("Doubletree")
Name, Address and Principal
Business of Employer:         Promus and Doubletree, 755 Crossover Lane, Memphis, TN  38117
                              (Hotel Business)
Citizenship:                  United States


Name:                         Richard M. Kelleher
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   President and Chief Operating Officer of Promus and Doubletree
Name, Address and Principal
Business of Employer:         Promus and Doubletree, 755 Crossover Lane, Memphis, TN  38117
                              (Hotel Business)
Citizenship:                  United States


Name:                         Thomas L. Keltner
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   Executive Vice President and Chief Development Officer of Promus
                              and Doubletree
Name, Address and Principal
Business of Employer:         Promus and Doubletree, 755 Crossover Lane, Memphis, TN  38117
                              (Hotel Business)
Citizenship:                  United States

                                   SCHEDULE II
                             DIRECTORS AND OFFICERS
                            OF EACH REPORTING PERSON
                              THAT IS A CORPORATION
                       OR A GENERAL OR LIMITED PARTNERSHIP
                         AND OF EACH PERSON CONTROLLING
                               A REPORTING PERSON

Name:                         Ralph B. Lake
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   Executive Vice President, General Counsel and Secretary of
                              Promus and Doubletree
Name, Address and Principal
Business of Employer:         Promus and Doubletree, 755 Crossover Lane, Memphis, TN  38117
                              (Hotel Business)
Citizenship:                  United States


Name:                         William L. Perocchi
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   Executive Vice President and Chief Financial Officer of Promus
                              and Doubletree
Name, Address and Principal
Business of Employer:         Promus and Doubletree, 755 Crossover Lane, Memphis, TN  38117
                              (Hotel Business)
Citizenship:                  United States


Name:                         M. Ann Rhoades
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   Executive Vice President, Team Services of Promus and Doubletree
Name, Address and Principal
Business of Employer:         Promus and Doubletree, 755 Crossover Lane, Memphis, TN  38117
                              (Hotel Business)
Citizenship:                  United States


Name:                         Raymond E. Schultz
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   Chairman of the Board and Chief Executive Officer of Promus and
                              Doubletree
Name, Address and Principal
Business of Employer:         Promus and Doubletree, 755 Crossover Lane, Memphis, TN  38117
                              (Hotel Business)
Citizenship:                  United States

                                   SCHEDULE II
                             DIRECTORS AND OFFICERS
                            OF EACH REPORTING PERSON
                              THAT IS A CORPORATION
                       OR A GENERAL OR LIMITED PARTNERSHIP
                         AND OF EACH PERSON CONTROLLING
                               A REPORTING PERSON

Name:                         Thomas W. Storey
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   Executive Vice President, Marketing of Promus and Doubletree
Name, Address and Principal
Business of Employer:         Promus and Doubletree, 755 Crossover Lane, Memphis, TN  38117
                              (Hotel Business)
Citizenship:                  United States



DIRECTORS OF DOUBLETREE CORPORATION


Name:                         Richard M. Kelleher
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   President, Chief Operating Officer and Director of Promus Hotel
                              Corporation
Name, Address and Principal
Business of Employer:         Promus Hotel Corporation, 755 Crossover Lane, Memphis, TN 38117
                              (Hotel Business)
Citizenship:                  United States

Name:                         Raymond E. Schultz
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Chairman of the Board and Chief Executive Officer of Promus
                              Hotel Corporation
Name, Address and Principal
Business of Employer:         Promus Hotel Corporation, 755 Crossover Lane, Memphis, TN 38117
                              (Hotel Business)
Citizenship:                  United States

                                   SCHEDULE II
                             DIRECTORS AND OFFICERS
                            OF EACH REPORTING PERSON
                              THAT IS A CORPORATION
                       OR A GENERAL OR LIMITED PARTNERSHIP
                         AND OF EACH PERSON CONTROLLING
                               A REPORTING PERSON

DIRECTORS OF PROMUS HOTEL CORPORATION (OWNER OF DOUBLETREE CORPORATION)

Name:                         Richard J. Ferris
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Private Investor
Name, Address and Principal
Business of Employer:         None
Citizenship:                  United States


Name:                         Priscilla B. Florence
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   President and Owner of Priscilla Florence & Associates and
                              Boston's Card Stores
Name, Address and Principal
Business of Employer:         Boston's Hallmark, 5317 West Centinela Avenue, Los Angeles, CA
                              90045 (Retail)
Citizenship:                  United States


Name:                         Dale F. Frey
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Private Investor
Name, Address and Principal
Business of Employer:         None
Citizenship:                  United States


Name:                         Christopher W. Hart
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   President of Spire Group, Ltd.
Name, Address and Principal
Business of Employer:         Spire Group, Ltd., 1081 Beacon Street, Brookline, MA  02146
                              (Consulting Firm)
Citizenship:                  United States

                                   SCHEDULE II
                             DIRECTORS AND OFFICERS
                            OF EACH REPORTING PERSON
                              THAT IS A CORPORATION
                       OR A GENERAL OR LIMITED PARTNERSHIP
                         AND OF EACH PERSON CONTROLLING
                               A REPORTING PERSON

Name:                         Richard M. Kelleher
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   President, Chief Operating Officer and Director of Promus Hotel
                              Corporation
Name, Address and Principal
Business of Employer:         Promus Hotel Corporation, 755 Crossover Lane, Memphis, TN 38117
                              (Hotel Business)
Citizenship:                  United States


Name:                         Michael W. Michelson
Business Address:             755 Crossover Lane, Memphis, TN  38117
Principal Occupation or
Employment:                   Member of KKR & Co., LLC
Name, Address and Principal
Business of Employer:         KKR & Co., LLC, 2800 Sand Hill Road, Suite 200, Menlo Park, CA
                              94025 (Investment Banking)
Citizenship:                  United States


Name:                         John H. Myers
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Chairman of the Board, President and CEO of both General
                              Electric Investment Corporation and GE Investment Management Inc.
Name, Address and Principal
Business of Employer:         General Electric Investment Corporation and
                              GE Investment Management Inc., P.O. Box 7900, 3003 Summer
                              Street, Stamford, CT  06904-2348 (Investment Company)
Citizenship:                  United States

                                   SCHEDULE II
                             DIRECTORS AND OFFICERS
                            OF EACH REPORTING PERSON
                              THAT IS A CORPORATION
                       OR A GENERAL OR LIMITED PARTNERSHIP
                         AND OF EACH PERSON CONTROLLING
                               A REPORTING PERSON

Name:                         C. Warren Neel
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Dean of the College of Business Administration at the University
                              of Tennessee, Knoxville
Name, Address and Principal
Business of Employer:         University of Tennessee, Knoxville, College of Business
                              Administration, 716 Stokely Management Center, Knoxville, TN
                              37996 (Education)
Citizenship:                  United States


Name:                         Michael D. Rose
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Private Investor
Name, Address and Principal
Business of Employer:         None
Citizenship:                  United States


Name:                         Michael I. Roth
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Chairman of the Board and Chief Executive Officer of Mutual of
                              New York
Name, Address and Principal
Business of Employer:         Mutual of New York, E. Floor - 13th, 1740 Broadway, New York,
                              NY  10019 (Insurance)
Citizenship:                  United States


Name:                         Raymond E. Schultz
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Chairman of the Board and Chief Executive Officer of Promus
                              Hotel Corporation
Name, Address and Principal
Business of Employer:         Promus Hotel Corporation, 755 Crossover Lane, Memphis, TN 38117
                              (Hotel Business)
Citizenship:                  United States

                                   SCHEDULE II
                             DIRECTORS AND OFFICERS
                            OF EACH REPORTING PERSON
                              THAT IS A CORPORATION
                       OR A GENERAL OR LIMITED PARTNERSHIP
                         AND OF EACH PERSON CONTROLLING
                               A REPORTING PERSON

Name:                         Jay Stein
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Chairman of the Board and Chief Executive Officer of Stein Mart,
                              Inc.
Name, Address and Principal
Business of Employer:         Stein Mart, Inc., 1200 Riverplace Blvd., Jacksonville, FL  32207
                              (Retail)
Citizenship:                  United States


Name:                         Ronald Terry
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Private Investor
Name, Address and Principal
Business of Employer:         None
Citizenship:                  United States


Name:                         Peter V. Ueberroth
Business Address:             755 Crossover Lane, Memphis, TN 38117
Principal Occupation or
Employment:                   Managing Director and Principal of the Contrarian Group
Name, Address and Principal
Business of Employer:         The Contrarian Group, 500 Newport Center Drive, Suite 900,
                  Newport Beach, CA 92660 (Business Management)
Citizenship:                  United States


WARREN D. FIX FAMILY PARTNERSHIP, L.P.

Name:                         Warren D. Fix, General Partner
Business Address:             Lakepoint Office Park, 9342 East Central, Wichita, Kansas  67206
Principal Occupation or
Employment:                   Executive Vice President, Chief Financial Officer and Secretary
Name, Address and Principal
Business of Employer:         Candlewood Hotel Company, Inc., Lakepoint Office Park, 9342 East
                              Central, Wichita, Kansas  67206 (Hotel Business)
Citizenship:                  United States

                                  SCHEDULE III
                       OTHER PURCHASERS OF PREFERRED STOCK
                    AND PARTIES TO THE STOCKHOLDERS AGREEMENT

Olympus Growth Fund II, L.P.

Olympus Executive Fund, L.P.

Morgan Guaranty Trust Company of
New York, as Trustee of the Commingled
Pension Trust Fund (Multi-Market Special
Investment Fund II) of Morgan Guaranty Trust
Company of New York

Morgan Guaranty Trust Company of
New York, as Trustee of the Multi-Market
Special Investment Trust Fund of
Morgan Guaranty Trust Company of
New York

Morgan Guaranty Trust Company of
New York, as Investment Manager and
Agent for the Alfred P. Sloan Foundation
(Multi-Market Account)

Chase Venture Capital Associates, L.P.

Private Equity Investors III, L.P.

Equity-Linked Investors-II

LNR Candlewood Holdings, Inc.

Delaware State Employees' Retirement Funds

Declaration of Trust for the Defined Benefit Plan of Zeneca Holdings Inc.

Declaration of Trust for the Defined Benefit Plan of ICI American Holdings Inc.

J.W. McConnell Family Trust

Advance Capital Partners, L.P.

Advance Capital Offshore Partners, L.P.

Allied Capital Corporation

Allied Capital Corporation II

The FFJ 1997 Nominee Trust

The Mutual Life Insurance Company Of New York

                                  SCHEDULE III
                       OTHER PURCHASERS OF PREFERRED STOCK
                    AND PARTIES TO THE STOCKHOLDERS AGREEMENT

Harbor Investments Ltd.

Strong Special Investment Limited Partnership

Strong Quest Limited Partnership

William J. Abrams

Joseph P. Adams, Jr.

Eric Anderson

Robert P. Brennan, Jr.

Robert Brody

Vanessa Burgess

Craig Callen

Michael Dana

Peter Deeks

Robert E. Diemar, Jr.

David Hurwitz

Steve Kantor

Louis Klevan

Larry Lavine

Daniel J. Mackell

Patrick McMullan

Andrew J. McSpadden

David R. Smith

Phil Tager

Douglas M. Weill

                                   SCHEDULE IV
                           INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS



                                                                      SHARES
                                                                    PURCHASED        AVERAGE
NAME                                                 DATE              SOLD           PRICE
----                                                 ----          ------------      -------
Jack P. DeBoer                                     3/17/98         Transferred         Gift
                                                                   4,500 Common
                                                                      Shares

Marilyn S. DeBoer (Mr. DeBoer's spouse)            3/17/98         Transferred         Gift
                                                                   4,500 Common
                                                                      Shares

Skyler Scott DeBoer                                3/17/98        Acquired 2,250       Gift
                                                                  Common Shares

The Alexander John DeBoer Trust, Dated March       3/17/98        Acquired 2,250       Gift
14, 1995                                                          Common Shares

The Christopher Scott DeBoer Trust, Dated          3/17/98        Acquired 2,250       Gift
March 14, 1995                                                    Common Shares